SIMPSON THACHER & BARTLETT LLP

February 9, 2005

TO:	Hanna Teshome
FROM:	Edward P. Tolley III
RE:	Registration Statement of WMG Acquisition Corp. (dba Warner Music Group) and the guarantor co-registrants on Form S-4 (File No. 333-121322)

Attached please find an acceleration letter on behalf of WMG Acquisition Corp. (dba Warner Music Group) (the “Company”) and the guarantor co-registrants for the above-referenced registration statement (the “Registration Statement”) that requests acceleration of effectiveness to 11:00 a.m. on Thursday, February 10, 2005.  A copy of the attached letter will also be filed electronically as EDGAR correspondence.

We will be filing pre-effective Amendment No. 3 to the Registration Statement today including all information that has previously been omitted from the Registration Statement.

Thank you in advance, and please contact me at (212) 455-3189 or Mary Kuan at (212) 455-2257 with any questions.

Edward P. Tolley III

February 9, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	WMG Acquisition Corp.
(dba Warner Music Group)
Registration Statement on Form S-4
File No. 333-121322

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 of WMG Acquisition Corp. (dba Warner Music Group) (the “Company”) and the guarantor co-registrants be accelerated so that the Registration Statement may become effective at 11:00 a.m. EDT on February 10, 2005, or as soon as possible thereafter.  In this regard, the Company is ware of its obligations under the Act.

The Company acknowledges that

•         should the Securities and Exchange Commission (the “Commission” or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert this action as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Very truly yours,

WMG Acquisition Corp. and
the Guarantor Registrants

By:	/s/ Paul Robinson
	Name:	Paul Robinson
(Attorney-in-Fact)